Exhibit 99.8

CONSENT OF INDEPENDENT AUDITOR

We consent to the use of our report dated March 28, 2012, relating to the consolidated financial statements of Timmins Gold Corp as at December 31, 2011, March 31, 2011, and April 1, 2010, and for the nine-month period ended December 31, 2011, and year ended March 31, 2011, appearing in this Annual Report on Form 40-F.

/s/ Deloitte & Touche LLP

Chartered Accountants
Vancouver, Canada
March 28, 2012